--------------------------------------------------------------------------------
SEC 1746  Potential persons who are to respond to the collection of information
(2-98) contained in this form are not required to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------

                                                       -------------------------
                                                               OMB APPROVAL
                                                       -------------------------
                                                       OMB Number:     3235-0145
                             UNITED STATES             -------------------------
                   SECURITIES AND EXCHANGE COMMISSION  Expires: October 31, 2002
                      Washington, D.C.  20549          -------------------------
                                                       Estimated average burden
                                                       hours per response...14.9
                                                       -------------------------

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ____1____)*

                          ACCESS ANYTIME BANCORP, INC
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 00431F 10 5
                        ------------------------------
                               (CUSIP Number)

                                Roddy Pearce
                               P.O. Box 1569
                           Clovis, NM  88102-1569
                               (505) 762-4417
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 22, 2001
             -------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(E), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5                 13D                  Page ___ of ___ Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons.

  Roddy Pearce
--------------------------------------------------------------------------------
(2)  check the Appropriate Box if a Member                          (a)     / /
     of a Group                                                     (b)     /X/
--------------------------------------------------------------------------------
(3)  SEC use Only

--------------------------------------------------------------------------------
(4)  Source of Funds
       N/A
--------------------------------------------------------------------------------
(5)  check if disclosure of Legal Proceedings is Required Pursuant to
     Items 2 (d) or 2 (e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place or Organization
          USA
--------------------------------------------------------------------------------
Number of Shares                       (7)  Sole Voting
Beneficially owned                          Power                            433
By Each Reporting                      -----------------------------------------
Person with                            (8)  Shared Voting
                                            Power                            -0-
                                       -----------------------------------------
                                       (9)  Sole Dispositive
                                            Power                            -0-
                                       -----------------------------------------
                                       (10) Shared Dispositive
                                            Power                            -0-
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       433
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       .03%
--------------------------------------------------------------------------------
(14) Type of Reporting*
       IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

    The title of the class of equity securities to which this statement on
Schedule 13D relates is the common stock $.01 par value, of Access Anytime BanCorp, Inc., 801 Pile Street, Clovis, NM 88101.

ITEM 2. IDENTITY AND BACKGROUND

(a)   NAME:  Roddy Pearce

(b)   BUSINESS ADDRESS: PO Box 1569, 801 Pile Street, Clovis, NM 88101

(c)   PRINCIPAL OCCUPATION:  Banking/Accounting

(d)   No

(e)   NO

(f)   USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable. The person filing this statement was the sole member of the ESOP Committee which controls voting of unallocated ESOP shares (i.e., shares which have not been allocated to participants) in a leveraged ESOP. The purpose of this filing is to reflect the fact that such person is no longer a member of the ESOP Committee and no longer is "beneficial owner" of more than 5% of the issuer's common stock.

ITEM 4. PURPOSE OF TRANSACTION

The reporting person was the sole member of the ESOP Committee which controls voting of the unallocated shares in the ESOP and was therefore deemed to be the beneficial owner. The purpose of this filing is to reflect the fact that such person is no longer a member of the ESOP Committee and no longer is "beneficial owner" of more than 5% of the issuer's common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    Please refer to Cover Page.

    Effective March 22, 2001, the reporting person was no longer the "beneficial owner" of more than 5% of the common stock of the issuer as he was no longer a member of the ESOP Committee.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    None

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






--------------------------------------------------------------------------------
Date

--------------------------------------------------------------------------------
Signature

--------------------------------------------------------------------------------
Name/Title

--------------------------------------------------------------------------------
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.